Exhibit 99.2

Computershare Trust Company of Canada
530 – 8th Ave., SW Suite 600
Calgary, Alberta
LETTER OF CONFIRMATION	T2P 3S8
Telephone: (403) 267-6800		Canada
Fax: (403) 267-6529		Australia
April 10, 2006	www.computershare.com	Channel Islands
Hong Kong
Germany
New York Stock Exchange		Ireland
New York, New York		New Zealand
Philippines
South Africa
United Kingdom
USA

Dear Sirs:

Subject:                                                     Canetic Resources Trust (the “Trust”)

We confirm that the following materials were sent by pre-paid mail on April 7, 2006, to the registered holders of Trust Units:

1.                                       Annual Report

2.                                       Notice of Meeting and Information Circular

3.                                       Proxy

4.                                       Reminder Letter

5.                                       Return Envelope

We further confirm that copies of the above-mentioned materials, along with the Supplemental Mailing List Return Card, were sent by courier on April 7, 2006 to those intermediaries holding Trust Units who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

We are providing this confirmation to you in our capacity as agent for the Trust.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

(Signed)

Patricia Selby

Assistant Trust Officer

Corporate Trust Department